EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 30,	April 1,
	2008	2007
	Millions
Earnings
Earnings before income taxes and minority interests	$304	$227
Add:
Fixed charges	25	26
Amortization of capitalized interest	1	1
Distributed income of equity investees	15	18
Less:
Equity in earnings of investees	62	33
Capitalized interest	2	1
Earnings before fixed charges	$281	$238

Fixed charges
Interest expense	$11	$16
Capitalized interest	2	1
Amortization of debt discount	2	-
Interest portion of rental expense (1)	10	9
Total fixed charges	$25	$26

Ratio of earnings to fixed charges	11.2	9.2
(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.